Exhibit 1.01

Reynolds American Inc. Conflict Minerals Report

For the reporting period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (this “Report”) of Reynolds American Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure, under certain circumstances, of a company’s use of Conflict Minerals. Form SD defines “Conflict Minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”). Further, Form SD provides that if a company manufactures, or contracts to manufacture, a product for which any Conflict Mineral is necessary to the functionality or production of such product (any such Conflict Mineral, a “Subject Mineral”), then such company is required to (i) conduct a reasonable country of origin inquiry (“RCOI”) to determine whether the Subject Minerals originated in any of the Covered Countries and/or were from recycled or scrap sources, and (ii) disclose on Form SD certain information relating to, among other things, the results of such RCOI.

Prior to the Reporting Period, each of our subsidiaries (collectively, the “Subsidiaries”) worked to identify suppliers that it believed could potentially provide it with materials containing Subject Minerals. As a result of this process, the Company, with respect to the Reporting Period, reasonably determined that the only products any Subsidiary manufactured, or contracted to be manufactured, containing Subject Minerals were VUSE Digital Vapor Cigarette (commonly referred to as e-cigarette) products including battery chargers (collectively, “VUSE”), contracted by the Company’s subsidiary, R. J. Reynolds Vapor Company (“RJR Vapor”), to be manufactured. The results of RJR Vapor’s RCOI, and additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.reynoldsamerican.com. The content on any web site referred to in this Report is not incorporated by reference into this Report.

1.        RCOI.

As required by Form SD, RJR Vapor conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). RJR Vapor also exercised due diligence on the source and chain of custody of the Subject Minerals. RJR Vapor’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RJR Vapor’s global supply chain is complex. For the Reporting Period, RJR Vapor (i) contracted with R. J. Reynolds Tobacco Company (“RJR Tobacco”), another subsidiary of the Company, to manufacture VUSE Solo cartridges; and (ii) sourced other VUSE products from RJR Tobacco and unaffiliated third-party suppliers. In connection with the foregoing, RJR Tobacco and such unaffiliated third-party suppliers may purchase components containing Conflict Minerals.

Because neither RJR Tobacco nor RJR Vapor purchases Conflict Minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between our Subsidiaries and the original sources of Conflict Minerals. As a result, RJR Vapor relies on suppliers to provide information regarding the origin of any Conflict Minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, RJR Vapor works with its suppliers to identify, as applicable and where possible, the smelters and refiners of any Subject Minerals.

RJR Vapor identified twelve suppliers (collectively, the “Covered Suppliers”) that it believed could potentially provide it or RJR Tobacco with materials containing Subject Minerals. Both prior to and during the Reporting Period, RJR Vapor sent letters to the Covered Suppliers: (i) describing the reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and (ii) for the Reporting Period, requesting information, and seeking certifications and representations, regarding the presence and sourcing of Conflict Minerals used in the items supplied by the particular Covered Supplier to RJR Tobacco or RJR Vapor. For the Reporting Period, RJR Vapor obtained representations from 100% of the Covered Suppliers, including, from certain Covered Suppliers, the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Due Diligence Template (“CFSI Template”). Using a risk-based approach, RJR Vapor evaluated responses from the Covered Suppliers for plausibility, consistency and gaps both in terms of which materials and/or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals.

2.        Due Diligence Process.

RJR Vapor’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by RJR Vapor during the Reporting Period included the following:

Working to Establish Strong Company Management Systems.

Internal Team to Support Supply Chain Due Diligence.

The Subsidiaries have established an internal team to manage conflict minerals engagement with their suppliers. During the Reporting Period, members of this team (consisting of representatives of the law and procurement functions) had discussions with the objective of educating relevant personnel on the SEC’s rules regarding Conflict Minerals. This team of subject matter experts is responsible for overseeing the collection of information, including CFSI Templates, from suppliers regarding the presence and sourcing of any Conflict Minerals in the products supplied to the Subsidiaries.

Internal Measures Taken To Strengthen Engagement with Suppliers.

In addition, as outlined in our Conflict Minerals Policy, we are committed to compliance with the SEC’s Conflict Minerals reporting obligations. Further, each of our Subsidiaries expects its suppliers to have in place policies and due diligence measures that will enable such Subsidiaries to reasonably determine the source of any Conflict Minerals contained in materials and components supplied to such Subsidiaries.

Working to Identify and Assess Risks in the Supply Chain.

The Subsidiaries are continuing to assess their supply chain risks and, as necessary, work with their suppliers in developing greater supply chain transparency.

Working to Design and Implement a Strategy to Respond to Identified Risks.

We are committed to maintaining high standards of corporate responsibility through our compliance with Form SD. As required by Form SD, we are providing in this Report the findings of RJR Vapor’s RCOI and additional due diligence measures. The Subsidiaries’ internal team to manage Conflict Minerals also works to address any significant due diligence findings as they arise. Our risk assessment procedures will evolve as circumstances warrant. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

Reviewing Independent Third-Party Audits of Smelter’s / Refiner’s Due Diligence Practices.

Where possible, we have relied on third party assurances and certifications. For example, we accept as reliable any smelter that is a member of the CFSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to us, we will consider reliance on such certifications on a case-by-case basis.

Reporting Annually on Supply Chain Due Diligence.

This Report is publicly available at www.reynoldsamerican.com and meets the OECD recommendation to report annually on supply chain due diligence.

3.        Diligence Results.

Although RJR Vapor obtained information from 100% of the Covered Suppliers, certain Covered Suppliers provided their responses at a company (i.e., supplier)-wide level, rather than with respect to particular materials they supplied to their customers, such as the Subsidiaries. As a result, the Company is unable to conclude whether Conflict Minerals from facilities/smelters and/or countries of origin listed by Covered Suppliers that provided their responses at a company-wide level were actually used in VUSE products. In addition, other Covered Suppliers provided product-specific responses, but did not list a facility/smelter and/or country of origin for the Subject Minerals provided by such Covered Supplier. As discussed above, the Subsidiaries, including RJR Vapor, are continuing to assess their supply chain risks and, as necessary, work to develop greater supply chain transparency. For the Reporting Period, however, the Company believes, based on representations from certain Covered Suppliers, that certain Subject Minerals used in VUSE may have been sourced from the following facilities/smelters.

Mineral	Smelter or Refiner Name
Tin	Minsur

4.        Additional Due Diligence and Risk Mitigation.

The Subsidiaries expect to take the following steps, among others, to improve their RCOI process and due diligence measures:

Supply Agreement Provisions.

The Subsidiaries are working to strengthen their commitment to the responsible sourcing of Conflict Minerals through the use of specific provisions in certain supply agreements. When engaging certain suppliers who may supply the Subsidiaries with materials, components or products containing Conflict Minerals, the Subsidiaries have included, and may in the future include, provisions in supply agreements that require the supplier to (i) disclose whether the supplied material, component or product contains Conflict Minerals and, if so, to provide sourcing information for such Conflict Minerals and (ii) notify the Subsidiary of any change to such disclosure over the life of the agreement.

Continuous Improvement of Supply Chain Due Diligence.

The Subsidiaries expect to continue to improve their supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of Conflict Minerals in their supply chains;

•	clearly communicating expectations with regard to transparency of supplier sourcing of Conflict Minerals;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI Conflict Free Smelter program; and

•	contacting smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI Conflict Free Smelter program.